                                                                   Exhibit 99.46


                        (POINTS INTERNATIONAL LTD LOGO)

          POINTS INTERNATIONAL LTD. REPORTS 2004 SECOND QUARTER RESULTS
              HIGHLIGHTS INCLUDE 26% REVENUE GROWTH, OVER 5 BILLION
                          CUMULATIVE POINTS TRANSACTED

TORONTO, AUGUST 10, 2004 - Points International Ltd. (TSX: PTS), operator of the only independent loyalty program currency exchange - at www.points.com - reported financial results for the second quarter of 2004.

"Points has continued to be successful in growing our business, improving our brand recognition and acquiring new partner relationships." noted CEO Rob MacLean. "Relationships forged in Q2 and early Q3 include premier partners like Interval International, Starbucks, Frontier Airlines, S&H greenpoints, KnowledgeFlow, ACCENT Training and Quantum Loyalty Solutions. Adding additional, world-class partners will continue to expand the breadth of the Points Exchange and make it a more valuable consumer proposition for a larger audience. Having recently passed the 5 billion mark of total points transacted, we are pleased that members of the worlds best loyalty programs are continuing to engage with our services."

"Once again, our recurring revenues showed another quarter of strong growth. Points recurring revenues grew by 26% quarter over quarter and by 63% year over year. Excluding the impact of seasonal products, recurring revenue growth was 65% year over year and 41% quarter over quarter. While expenses grew in the quarter, much of the increase was attributed to increased marketing expenses associated with activity growth. Significant resources are being allocated to further enhance the customer experience at Points.com, and we look forward to introducing these innovative new services to our database of over 500,000 registered users and the Loyalty industry over the next 12 months."

Second quarter highlights include:

     - As at quarter-end, Points has powered the cumulative online exchange, sale and transfer of 4.9 billion points and miles, up from 3.8 billion at the end of the first quarter 2004 and 3.0 billion at 2003 year end. Cumulative points transacted increased to over 5.2 billion in July 2004.

     - Points.com activity continued to demonstrate strong growth with 102% more points exchanged vs. Q1 and 74% more than in the same period in 2003.

     - Transaction size exceeded 15,060 points per exchange down from 17,900 in the previous quarter as exchange volume increased.

     - Revenue of $2.03 million for the second quarter of 2004 (2003 - $1.46 million), compared with revenue of $1.62 million earned in the first quarter of 2004. Points' recurring revenues grew by 26% over the first quarter of 2004.

     - General and administrative expenses were $3.10 million for the quarter (2003 - $1.71 million) and compared with $2.65 million in the first quarter of 2004. As Points continues to accelerate the marketing, branding and consumer functionality of the Points Exchange, general and administrative expenses in the third quarter are likely to be higher than the second quarter of 2004.

     - Earnings (loss) before interest, amortization and other deductions ("EBITDA") of ($1.07 million) for the second quarter of 2004 compared with ($1.03 million) in the prior quarter and ($252,887) for the same period in 2003.

     - The period net loss increased to $2.15 million compared with $1.90 million in the prior quarter. The loss for the previous year was $1.28 million.

     - Cash decreased to $18.43 million at quarter end, compared to $24.24 million in the prior quarter. Decreased cash is attributed to payments for the MilePoint Acquisition, decreased deposits and the period loss before interest, amortization and other deductions.

Management expects that the third quarter results will be released November 10 or 11, 2004. Additional financial and business metrics will be discussed in the Corporation's Interim Management's Discussion and Analysis and the unaudited consolidated financial statements.

ABOUT POINTS INTERNATIONAL LTD.

Points operates the Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted over 40 partners, including industry leaders eBay (Anything Points), American Airlines ( the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Alaska Airlines, (Mileage Plan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), Starbucks, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), JCPenney, GiftCertificates.com and many more.

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

CONTACT:

FOR INVESTOR RELATIONS:
Steve Yuzpe, CFO, Points International
(416) 596-6382, steve.yuzpe@points.com

FOR PARTNERSHIPS AND OTHER INQUIRIES:
Christopher Barnard, President, Points International
(416) 596-6381, christopher.barnard@points.com.

       THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE
                    ADEQUACY OR THE ACCURACY OF THIS RELEASE

ATTACHMENT:
POINTS INTERNATIONAL LTD.
EXCERPTS FROM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                            POINTS INTERNATIONAL LTD.

               UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2004

                            POINTS INTERNATIONAL LTD.

                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                    June 30,    December 31,
AS AT                                 2004          2003
-----                             -----------   ------------
             ASSETS

CURRENT

   Cash and cash equivalents       18,427,174     20,274,836
   Accounts receivable              1,339,237      1,004,370
   Prepaids and sundry assets       1,271,451        825,221
                                  -----------    -----------
                                   21,037,862     22,104,427

LONG-TERM INVESTMENTS                 161,629        161,629
PROPERTY, PLANT AND EQUIPMENT       1,116,157        513,723
INTANGIBLE ASSETS (Note 7)          8,736,664      1,320,692
DEFERRED COSTS                      2,420,745      2,790,816
FUTURE INCOME TAXES RECOVERABLE       590,000        590,000
                                  -----------    -----------
                                   13,025,194      5,376,859
                                  $34,063,056    $27,481,286
                                  ===========    ===========

                            POINTS INTERNATIONAL LTD.

                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                   June 30,     December 31,
AS AT                                                2004           2003
-----                                            ------------   ------------
                 LIABILITIES

CURRENT

   Accounts payable andaccrued liabilities            931,188      1,187,598
   Deposits                                        14,668,589     10,455,646
   Current portion of acquisition loan payable        819,208             --
                                                 ------------   ------------
                                                   16,418,985     11,643,244

   ACQUISITION LOAN PAYABLE                           765,123             --
   CONVERTIBLE DEBENTURE                            8,469,055      8,036,372
   CONVERTIBLE PREFERRED SHARES                    13,458,478     13,024,478
                                                 ------------   ------------
                                                   39,111,640     32,704,094
                                                 ------------   ------------

             SHAREHOLDERS' EQUITY

   CAPITAL STOCK                                   21,983,696     17,728,461
   WARRANTS                                         2,759,390      2,785,737
   RETAINED EARNINGS                              (29,791,670)   (25,737,007)
                                                 ------------   ------------
                                                   (5,048,584)    (5,222,809)
                                                 ------------   ------------
                                                 $ 34,063,056   $ 27,481,286
                                                 ============   ============

                            POINTS INTERNATIONAL LTD.

                         UNAUDITED INTERIM CONSOLIDATED
                      STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIOD ENDED JUNE 30, 2004

                                                        6 Month Period                  3 Month Period
                                                -----------------------------   -----------------------------
                                                Jan-Jun 30/04   Jan-Jun 30/03   Apr-Jun 30/04   Apr-Jun 30/03
                                                -------------   -------------   -------------   -------------
REVENUES
   Points operations                            $  3,481,082    $  2,626,368    $  1,948,570    $  1,342,847
   Interest revenue                                  168,618         135,393          83,566         114,721
                                                ------------    ------------    ------------    ------------
                                                   3,649,700       2,761,761       2,032,136       1,457,568

GENERAL AND ADMINISTRATION                         5,749,749       3,217,177       3,098,792       1,710,455
                                                ------------    ------------    ------------    ------------
LOSS- Before interest, amortization and other
   deductions                                     (2,100,048)       (455,416)     (1,066,656)       (252,887)
                                                ------------    ------------    ------------    ------------
   Interest on Convertible Debt                      432,683         330,000         225,659         165,000
   Interest on Series Two Preferred Share            434,000         190,478         217,000         190,478
   Interest and Bank Charges                          70,702           6,912          70,441           2,364
   Amortization of Capital & Intangible
   Assets and Deferred Costs                       1,017,229       1,319,019         573,312         672,608
                                                ------------    ------------    ------------    ------------
                                                   1,954,614       1,846,409       1,086,412       1,030,450
                                                ------------    ------------    ------------    ------------

LOSS - From continuing operations                 (4,054,663)     (2,301,825)     (2,153,069)     (1,283,337)
                                                ------------    ------------    ------------    ------------
NET LOSS                                          (4,054,663)     (2,301,825)     (2,153,069)     (1,283,337)

DEFICIT - Beginning of period                    (25,737,007)    (19,200,816)    (27,638,601)    (20,219,304)

DEFICIT - End of period                          (29,791,670)    (21,502,641)    (29,791,670)    (21,502,641)
                                                ============    ============    ============    ============
LOSS PER SHARE (Note 2)                               ($0.06)         ($0.04)         ($0.03)         ($0.02)
                                                ============    ============    ============    ============

                            POINTS INTERNATIONAL LTD.

                         UNAUDITED INTERIM CONSOLIDATED
                            STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED JUNE 30, 2004

                                                                          6 Month Period                   3 Month Period
                                                                  ------------------------------   -----------------------------
                                                                  Jan-June 30/04   Jan-Jun 30/03   Apr-Jun 30/04   Apr-Jun 30/03
                                                                  --------------   -------------   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                        $(4,054,663)     $(2,301,825)    $(2,153,069)    $(1,283,337)

   Items not affecting cash
      Amortization of property, plant and equipment                    149,061          758,611          92,707         383,440
      Amortization of deferred costs                                   327,472          182,306         128,126         100,116
      Amortization of intangible assets                                540,696          378,100         352,479         189,050
      Cancellation of warrants issued for services                      (1,167)              --              --              --
      Interest on Series Two Preferred Shares                          434,000          190,478         217,000         190,478
      Interest accrued on convertible debenture                        432,683          330,000         225,659         165,000
                                                                   -----------      -----------     -----------     -----------
                                                                    (2,171,918)        (462,330)     (1,137,098)       (255,253)

Changes in non-cash balances related to operations (Note 6 a)        3,182,347        2,766,004      (1,977,032)       (646,686)
                                                                   -----------      -----------     -----------     -----------
CASH FLOWS PROVIDED BYOPERATING ACTIVITIES                           1,010,429        2,303,674      (3,114,130)       (901,939)
                                                                   -----------      -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment, net of proceeds         (751,495)        (121,711)       (539,831)        (41,764)
   Purchase of intangible assets                                       (20,283)         (91,962)         (3,279)        (56,588)
   Payments for the acquisition of MilePoint, Inc.                  (1,900,000)                      (1,900,000)
   Costs related to the acquisition of MilePoint, Inc. (Note 7)       (486,385)              --        (286,385)             --
                                                                   -----------      -----------     -----------     -----------
CASH FLOWS USED IN INVESTING ACTIVITIES                             (3,158,163)        (213,673)     (2,729,495)        (98,352)
                                                                   -----------      -----------     -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of Warrants                                                     --        2,700,000              --       2,700,000
   Issuance of Series Two Preferred Share                                   --       12,400,000              --      12,400,000
   Deferred financing costs                                             70,018         (717,048)             --        (717,048)
   Repayment of obligations under capital leases                            --         (235,716)             --        (120,804)
   Issuance of capital stock, net of share issue costs                 230,053          817,942          27,568         664,287
                                                                   -----------      -----------     -----------     -----------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                            300,071       14,965,178          27,568      14,926,435
                                                                   -----------      -----------     -----------     -----------
INCREASE (DECREASE) IN CASH                                         (1,847,662)      17,055,179      (5,816,057)     13,926,144

CASH AND CASH EQUIVALENTS - Beginning of period                     20,274,836        7,341,700      24,243,231      10,470,735
                                                                   -----------      -----------     -----------     -----------
CASH AND CASH EQUIVALENTS - End of period                          $18,427,174      $24,396,879     $18,427,174     $24,396,879
                                                                   ===========      ===========     ===========     ===========

                            POINTS INTERNATIONAL LTD.

          NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2004

1.   Accounting Policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2003 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

     a.   Basis of presentation

          The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

     b.   Goodwill

          Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The company currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

     c.   Intangible assets

          Intangible assets represent the fair value of contracts acquired by the company on MilePoint, Inc, acquisition. The carrying value of these contracts will be amortized on a straight-line basis over the life of the contracts.

2.   Loss Per Share

     a)   Loss per share

          Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the six months ended June 30, 2004 that amounted to 64,250,018 shares (June 30, 2003 - 55,287,446).

     b)   Fully-diluted loss per share

          The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3.   Segmented Information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at June 30, 2004 and December 31, 2003 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $3,351,765 (June 30, 2003 - $2,598,340) of the company's revenues were generated in the U.S. for the six month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

4.   Economic Dependence

For the six-month period ended June 30, 2004, approximately 51% of the company's revenues are from its two largest customers (63% at June 30, 2003). In addition, as at June 30, 2004, 73% of the company's deposits are due to these customers (64% as at June 30, 2003).

5.   Stock-based Compensation

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended June 30, 2004, 869,407 were issued to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced [loss increased] by approximately $173,579 for the six months ended June 30, 2004. Loss-per-share figures would not have changed.

6.   Statement of Cash Flows

     a.   Changes in non-cash balances related to operations are as follows:

                                                                             THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                                  JUNE 30,                  JUNE 30,
                                                                          -----------------------   -----------------------
                                                                              2004         2003        2004         2003
                                                                          -----------   ---------   ----------   ----------
Decrease (Increase)in accounts receivable                                 $  (452,137)  $(458,002)  $ (334,867)  $ (692,145)
Decrease (Increase)in prepaid and sundry assets                              (145,784)     36,166     (446,230)    (136,596)
Decrease (Increase)in deferred costs                                          (27,420)         --      (27,420)          --
Increase (Decrease)in accounts payable and accrued liabilities                (30,620)    357,722     (256,411)     218,702
Increase (Decrease)in deposits                                             (1,280,895)   (582,572)   4,212,942    3,376,043
Increase (Decrease) in liability related to MilePoint, Inc. acquisition       (40,176)         --       34,333           --
                                                                          -----------   ---------   ----------   ----------
                                                                          $(1,977,032)  $(646,686)  $3,182,347   $2,766,004
                                                                          ===========   =========   ==========   ==========

     b.   Supplemental information

          Interest and taxes

          Interest of $70,702 was paid during the six month period ended June 30, 2004. Interest of $154,354 was received during the six month period ended June 30, 2004. No income taxes have been paid.

          Non-cash transactions

          Non-cash transactions for the six months ended June 30, 2004 are as follows:

          (i) 406,954 shares of Points.com Inc. were acquired in exchange for 1,018,974 shares of the Corporation.

          (ii) 4,000,000 shares (valued at $4,000,000) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Note 7).

          (iii) $20,000 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles. The expense will be recognized as the currency is used.

          (iv) The Corporation received $80,643 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.

          (v)  Interest of $432,683 was accrued on the convertible debenture.

          (vi) Interest of $434,000 was accrued on the Series Two Preferred.

     c.   Cash and cash equivalents consist of:

                                          June 30,    December 31,
AS AT                                       2004          2003
-----                                   -----------   ------------
   Cash                                 $11,826,968    $ 9,046,701
   Short-term investments               $ 4,366,931    $ 9,627,468
   Cash held by credit card processor   $ 2,233,275    $ 1,600,667
                                        -----------    -----------
Total                                   $18,427,174    $20,274,836
                                        ===========    ===========

7.   MilePoint Inc. Acquisition

On March 31, 2004 Points acquired substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable, without interest, over two years and four million common shares.

The cost of the acquisition and the fair values assigned are as follows:

Intangibles                $  225,000
Contracts with Partners     3,450,000
Goodwill                    4,261,385
                           ----------
                           $7,936,385
                           ==========

Consideration:
Cost of Transaction        $  486,385
Capital Stock Issued        4,000,000
Acquisition Loan Payable    3,450,000
                           ----------
                           $7,936,385
                           ==========

The acquired contracts with partners will be amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; these will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment has occurred.

The loan payable, which has a face value of $3,500,000, is discounted to its fair value as it is non interest bearing and due over two years.

8.   MilePoint Inc. Acquisition Payments

Remaining payments under the terms of the acquisition loan payable are as follows:

Acquisition Loan Payable   $1,584,331
   Less: Current Portion      819,208
                           ----------
Long-Term Portion          $  765,123
                           ==========